FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A PUBLICLY-HELD AND AUTHORIZED COMPANY

CNPJ/MF (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON AUGUST 9, 2019

1.           DATE, TIME, AND PLACE: on August 9, 2019, at 9:30 am, at the registered headquarters of Companhia Brasileira de Distribuição (the "Company"), located at Avenida Brigadeiro Luis Antonio, No. 3,142, city of São Paulo, state of São Paulo.

2.         CHAIR AND SECRETARY: Chairman: Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Aline Pacheco Pelucio.

3.         CALL AND ATTENDANCE: Call duly made pursuant to first and second paragraphs of Article 15 of the Company's Bylaws, and Articles 7 and 8 of the Company's Board of Directors' Internal Regulation. All members of the Company's Board of Directors attended this meeting, namely: Messrs. Arnaud Daniel Charles Walter Joachim Strasser; Jean-Charles Henri Naouri; Ronaldo Iabrudi dos Santos Pereira; Carlos Mario Giraldo Moreno; Eleazar de Carvalho Filho; José Gabriel Loaiza Herrera; Luiz Augusto de Castro Neves; Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.           AGENDA: Resolve on (i) the voting instruction, pursuant to Article 18, paragraph 1 of the Company's Bylaws, for the Company to approve, in the General Meeting of its controlled company Sendas Distribuidora S.A., a corporate company, with head office located at Avenida Ayrton Senna, No. 6000, Lote 2, Pal 48959, Annex 9, Jacarepaguá, Postal Code 22775-005, enrolled before CNPJ under the No. 06.057.223/0001-71 (“Sendas” and “Sendas’ General Meeting”), the 1st (first) issuance of simple debentures, non-convertible into shares, of unsecured species, with additional fiduciary guarantee, in four (4) series by Sendas (the “Issuance” and “Debentures”, respectively), for public distribution with restricted efforts pursuant to the Normative Instruction No. 476 of CVM - the Brazilian Securities and Exchange Commission (“CVM”), enacted on January 16, 2009, as amended ("CVM Instruction No. 476") (“Restricted Offering”); (ii) granting of a personal guarantee represented by a surety (“Surety”), within the scope of the Issuance, in guarantee of all obligations assumed by Sendas before the holders of the Debentures, pursuant to the “Private Instrument of Deed of the 1st (first) Issuance of Simple Debentures, Non-Convertible into Shares, of Unsecured Species, With Additional Fiduciary Guarantee, in Four (4) Series, for Public Distribution with Restricted Efforts, of Sendas Distribuidora S.A.” (“Issuance Deed”); and (iii) authorization to the Directors and other legal representatives of the Company to practice all actions and adopt all measures required to implement the Surety, including, but not limited to, the signature of the Issuance Deed and the contract for distribution of the Restricted Offering, as well as future amendments to the instruments referred to hereinabove; and ratification of the acts already practiced by such Directors and legal representatives regarding the matters herein.

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5.         RESOLUTIONS: with the meeting already established, the members of the Board of Directors, Messrs. Carlos Mario Giraldo Moreno, José Gabriel Loaiza Herrera and Manfred Heinrich Gartz, abstained from voting each and all matters of the agenda of the meeting, claiming the existence of a conflict of interest due to the position they hold as members of Éxito’s Board of Directors (as defined below). Mr. Jean-Charles Henri Naouri, represented by his proxy, Mr. Arnaud Daniel Charles Walter Joachim Strasser, also abstained from voting, claiming the existence of a conflict of interest, due to its condition as shareholder of Casino Guichard-Perrachon. The other members of the Board of Directors declared not being in any position of conflict of interests regarding the topics making part of the agenda, examined them and, considering the favorable recommendation of the Company’s Financial Committee, the members that have not declared any conflict of interests, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho, made the following decisions, unanimously and without any restrictions:

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(i)                  To instruct the Company, pursuant to Article 18, Paragraph 1 of the Company’s Bylaws, to authorize the implementation of the Issuance and the Restricted Offering, pursuant to the following terms and conditions to be set forth in the Issuance Deed:

(a)            Total Amount of the Issuance: the total amount of the Issuance shall be R$ 8,000,000,000.00 (eight billion Reais), on the Date of Issuance (as defined below);

(b)            Date of Issuance: For all legal purposes, the date of Issuance of the Debentures shall be the date defined in the Issuance Deed (the "Date of Issuance");

(c)             Number of Issuance: the Issuance represents the first (1st) issuance of debentures of Sendas;

(d)            Unit Face Value: The Debentures shall have a unit face value of ten thousand Reais (R$ 10,000.00) on the Date of Issuance ("Unit Face Value ");

(e)            Series: the Issuance shall be carried out in four (4) series (the "Series");

(f)             Number of Debentures: eight hundred thousand (800,000) Debentures shall be issued, being (i) two hundred thousand (200,000) Debentures on the 1st series (“1st Series’ Debentures”); (ii)  two hundred thousand (200,000) Debentures on the 2nd series (“2nd Series’ Debentures”); (iii) two hundred thousand (200,000) Debentures on the 3rd series (“3rd Series’ Debentures”); and (iv) two hundred thousand (200,000) Debentures on the 4th series (“4th Series’ Debentures” and, jointly with the 1st Series’ Debentures, 2nd Series’ Debentures and 3rd Series’ Debentures, the “Debentures”);

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(g)            Personal Guarantee: to guarantee the sharp, punctual and total fulfillment of the pecuniary obligations related to the Debentures, either principal and/or accessories, present and/or futures, to be assumed by Sendas in the Issuance Deed, the Company shall give a surety in favor of the holders of the Debentures, which shall be, by its turn, represented by the Fiduciary Agent (as defined below). Therefore, the Company and its legal successors shall be legally bound as principal payer, co-debtor and solidary debtor along with Sendas of all the values due pursuant to the Issuance Deed (“Surety”). The Surety shall enter in force on the signature date of the Issuance Deed and shall remain valid in all of its terms until the complete fulfillment, by Sendas, of its obligations, either principal or accessories, on the terms to be set forth in the Issuance Deed.

(h)            Term and Maturity Date: the Debentures shall be terminated in the dates set forth in the chart below, except for the cases of Discretionary Early Redemption (as defined below) of the totality of the Debentures; Mandatory Early Redemption (as defined below) of the totality of the Debentures; Offer for Early Redemption (as defined below), with the consequential termination of the totality of the Debentures; and early termination, pursuant to the terms to be set forth in the Issuance Deed:

Series	Maturity Date:
1st (first)	The 1st Series’ Debentures shall have the term of one (1) year counted as from the Issuance Date (“1st Series’ Debentures’ Maturity Date”)
2nd (second)	The 2nd Series’ Debentures shall have the term of two (2) years counted as from the Issuance Date (“2nd Series’ Debentures’ Maturity Date”)
3rd (third)	The 3rd Series’ Debentures shall have the term of three (3) years counted as from the Issuance Date (“3rd Series’ Debentures’ Maturity Date”)
4th (fourth)

The 4th Series’ Debentures shall have the term of four (4) years counted as from the Issuance Date (“4th Series’ Debentures’ Maturity Date” and, along with the 1st Series’ Debentures’ Maturity Date, 2nd Series’ Debentures’ Maturity Date and 3rd Series’ Debentures’ Maturity Date, the “Maturity Dates”)

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(i)              Conversion, Type and Proof of Ownership of the Debentures: the Debentures shall be issued in a nominative, book-entry type, without the issuance of certificates or measures and shall not be convertible into shares of Sendas. Representative certificates of the Debentures shall not be issued, pursuant to article 63, 2nd paragraph, of Law 6.404/76. For all means and legal effects, the ownership of the Debentures shall be duly proved by the extract issued by the Bookkeeper (as defined below). Moreover, the personal extract of the Debentures’ holders issued by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3”) shall be sufficient by means of proof of the ownership of the Debentures electronically held on custody in B3.

(j)             Species: the Debentures shall be of unsecured species, with additional personal guarantee, pursuant to article 58 of Law 6.404/76.

(k)            Allocation of the resources: the resources raised by the Restricted Offering shall be used by Sendas for the acquisition of the shares of Almacenes Éxito S.A., a company incorporated under the laws of Colombia, with head office at Carrera 48 No. 32B Sur – 139, Envigado, Colombia, enrolled before the CNPJ under the No. 23.041.875/0001-37 (“Éxito”), that are indirectly held by Casino, Guichard-Perrachon S.A., a company incorporated under the laws of France, with head office at 1, Esplanade de France, 42000, Saint-Etienne, France, enrolled before the CNPJ under the No. 08.572.014/0001-91 and by the minority shareholders, by means of the public acquisition offering to be held in Colômbia (“OPA”), which, by its turn, shall be liquidated in up to a hundred and fifty (150) days counted as from the Date of the First Subscription and Pay-Off (as defined below);

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(l)              Liquidating Bank and Bookkeeper: the liquidating bank of the Issuance and bookkeeper of the Debentures shall be Banco Bradesco S.A., a financial institution with head office in the city of Osasco, state of São Paulo, at the administrative space called “Cidade de Deus”, without number, Yellow Building, 1st floor, Vila Yara, Postal Code 06029-900, enrolled before the CNPJ under the nº 60.746.948/0001-12 (“Liquidating Bank” and “Bookkeeper”, as the case may be);

(m)           Fiduciary Agent: Sendas shall nominate Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, financial institution with head office in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida das Américas, No. 4200, Bloco 08, Ala B, Rooms 302, 303 and 304 –Barra da Tijuca, Postal Code 22640-102, enrolled before the CNPJ under the No. 17.343.682/0001-38 as its fiduciary agent (“Fiduciary Agent”);

(n)            Remuneration and Monetary Adjustment: The Unit Face Value or the remaining balance of the Unit Face Value, as the case may be, of the 1st Series’ Debentures shall not be subject to monetary adjustment. As from the Date of the First Subscription and Pay-Off (as defined below), the 1st Series’ Debentures shall accrue interests corresponding to one hundred percent (100.00%) of the cumulative variation of the average daily rates of the DI – One-Day Interfinance Deposits rate, so-called "over DI Rates extra group", expressed in a percentage form per year, based on two hundred and fifty-two (252) Business Days, calculated and disclosed on a daily basis by B3 S.A. – Brasil, Bolsa, Balcão, on the daily report available on the website located at http://www.b3.com.br ("DI Rate"), plus an additional rate corresponding to one point six percent (1.60%) per year, based on the Business Days already elapsed, considering a year containing two hundred and fifty-two (252) Business Days, over the Unit Face Value or the remaining balance of the Unit Face Value, as the case may be. Such remuneration shall be paid at the end of the Capitalization Period of the 1st Series’ Debentures (as defined below), pursuant to the formula to be set forth in the Issuance Deed (“1st Series’ Remuneration”). The 1st Series’ Remuneration shall be paid in two (2) installments, the first in December 26, 2019 and the second in the 1st Series’ Debentures’ Maturity Date.

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The Unit Face Value or the remaining balance of the Unit Face Value, as the case may be, of the 2nd Series’ Debentures shall not be subject to monetary adjustment. As from the Date of the First Subscription and Pay-Off (as defined below), the 2nd Series’ Debentures shall accrue interests corresponding to one hundred percent (100.00%) of the cumulative variation of the average daily rates of the DI Rate, plus an additional rate corresponding to one point seventy four percent (1.74%) per year, based on the Business Days already elapsed, considering a year containing two hundred and fifty-two (252) Business Days, over the Unit Face Value or the remaining balance of the Unit Face Value, as the case may be. Such remuneration shall be paid at the end of the Capitalization Period of the 2nd Series’ Debentures (as defined below), pursuant to the formula to be set forth in the Issuance Deed (“2nd Series’ Remuneration”). The 2nd Series’ Remuneration shall be paid every six (6) months from the Date of Issuance.

The Unit Face Value or the remaining balance of the Unit Face Value, as the case may be, of the 3rd Series’ Debentures shall not be subject to monetary adjustment. As from the Date of the First Subscription and Pay-Off (as defined below), the 3rd Series’ Debentures shall accrue interests corresponding to one hundred percent (100.00%) of the cumulative variation of the average daily rates of the DI Rate, plus an additional rate corresponding to one point ninety five percent (1.95%) per year, based on the Business Days already elapsed, considering a year containing two hundred and fifty-two (252) Business Days, over the Unit Face Value or the remaining balance of the Unit Face Value, as the case may be. Such remuneration shall be paid at the end of the Capitalization Period of the 3rd Series’ Debentures (as defined below), pursuant to the formula to be set forth in the Issuance Deed (“3rd Series’ Remuneration”). The 3rd Series’ Remuneration shall be paid every six (6) months from the Date of Issuance.

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The Unit Face Value or the remaining balance of the Unit Face Value, as the case may be, of the 4th Series’ Debentures shall not be subject to monetary adjustment. As from the Date of the First Subscription and Pay-Off (as defined below), the 4th Series’ Debentures shall accrue interests corresponding to one hundred percent (100.00%) of the cumulative variation of the average daily rates of the DI Rate, plus an additional rate corresponding to two point two percent (2.20%) per year, based on the Business Days already elapsed, considering a year containing two hundred and fifty-two (252) Business Days, over the Unit Face Value or the remaining balance of the Unit Face Value, as the case may be. Such remuneration shall be paid at the end of the Capitalization Period of the 4th Series’ Debentures (as defined below), pursuant to the formula to be set forth in the Issuance Deed (“4th Series’ Remuneration” and, along with the 1st Series’ Remuneration, 2nd Series’ Remuneration and 3rd Series’ Remuneration, the “Remunerations”). The 4th Series’ Remuneration shall be paid every six (6) months from the Date of Issuance.

(o)            Capitalization Period: for the calculus of the Remunerations, it is defined as “Capitalization Period” the time period starting on the respective Date of the First Subscription and Pay-Off (inclusive), if related to the first Capitalization Period, or on the immediately precedent Remuneration’s payment date (inclusive), if related to any other Capitalization Period, and ending on the date of the next payment of the Remuneration due to the period (exclusive). Each Capitalization Period of each series succeeds the precedent without continuity.

(p)            Programed Amortization: the remaining balance of the Unit Face Value of the 1st Series’ Debentures, as the case may be, shall be amortized in two (2) tranches, with the first tranche due on December 26, 2019 and the last due on the 1st Series’ Debentures’ Maturity Date, pursuant to the chart to be inserted in the Issuance Deed, except for the cases of Discretionary Early Redemption (as defined below); Mandatory Early Redemption (as defined below); Offer for Early Redemption (as defined below); Extraordinary Mandatory Amortization (as defined below); Discretionary Amortization (as defined below) and early termination, as the case may be.

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The Unit Face Value or the remaining balance of the Unit Face Value of the 2nd Series’ Debentures, as the case may be, shall be amortized in a single tranche, on the 2nd Series’ Debentures’ Maturity Date, except for the cases of Discretionary Early Redemption (as defined below); Mandatory Early Redemption (as defined below); Offer for Early Redemption (as defined below); Extraordinary Mandatory Amortization (as defined below); Discretionary Amortization (as defined below) and early termination, as the case may be.

The Unit Face Value or the remaining balance of the Unit Face Value of the 3rd Series’ Debentures, as the case may be, shall be amortized in a single tranche, on the 3rd Series’ Debentures’ Maturity Date, except for the cases of Discretionary Early Redemption (as defined below); Mandatory Early Redemption (as defined below); Offer for Early Redemption (as defined below); Extraordinary Mandatory Amortization (as defined below); Discretionary Amortization (as defined below) and early termination, as the case may be.

The Unit Face Value or the remaining balance of the Unit Face Value of the 4th Series’ Debentures, as the case may be, shall be amortized in a single tranche, on the 4th Series’ Debentures’ Maturity Date, except for the cases of Discretionary Early Redemption (as defined below); Mandatory Early Redemption (as defined below); Offer for Early Redemption (as defined below); Extraordinary Mandatory Amortization (as defined below); Discretionary Amortization (as defined below) and early termination, as the case may be.

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(q)            Placement and Distribution Plan: the Debentures shall be object of a Restricted Offering exclusively destined to Professional Investors, as defined in article 9-A of the CVM Instruction No. 539 of November 13, 2013, as amended, pursuant to the distribution plan previously set forth between Sendas, the leader intermediary institution of the Restricted Offering (“Leader Coordinator”) and other financial institutions members of the securities’ distribution system (jointly with the Leader Coordinator, the “Coordinators”). The Coordinators shall place the Debentures in a firm commitment-underwriting basis.

(r)             Deposit for Distribution, Negotiation and Electronic Custody: the Debentures shall be deposited for (i) distribution in the primary market by the MDA – Módulo de Distribuição de Ativos system, administrated and operationalized by B3; (ii) negotiation in the secondary market by the CETIP21 – Títulos e Valores Mobiliários system, administrated and operationalized by B3. The negotiations shall be liquidated and the Debentures shall be held on custody by electronic means, through B3.

(s)             Subscription Price and Pay-Off Procedure: the Debentures shall be paid-off in the primary market pursuant to the procedures established by B3, payable at sight, in national currency, in the moment of subscription. It can be done one or more subscriptions, that may by placed with or without premium, to be defined according to the case, in the moment of subscription, as long as such conditions are equally applied to all investors of the same series in each date of subscription and pay-off. On the date of the first subscription and pay-off of the respective series (“Date of the First Subscription and Pay-Off”), the pay-off of the Debentures shall be by its Unit Face Value. All other pay-offs of the Debentures shall be by its Unit Face Value, majored by the respective Remuneration calculated pro rata temporis ever since the Date of the First Subscription and Pay-Off of the respective series until the respective date of subscription and pay-off. All subscriptions and pay-offs shall be done within the distribution period, pursuant to articles 7-A and 8 of the CVM Instruction 476;

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(t)             Early Termination: The Debentures of all Series are subject to automatic and non-automatic early termination hypothesis, under the terms to be established in the Issuance Deed;

(u)            Discretionary Early Redemption: the Debentures can be redeemable at any moment as from the Issuance Date, at Sendas’ option, by the remittance of a communication to all Debentures’ holders, with copy to the Fiduciary Agent, or by the publication of such communication to the Debentures’ holders, on the terms to be set forth in the Issuance Deed, within ten (10) Working Days prior to the date of the event (“Discretionary Early Redemption”), informing (i) the date in which the Discretionary Early Redemption shall be done; and (ii) any other relevant information to the Debentures’ holders. In the hypothesis of discretionary Early Redemption, the Debentures’ holders shall receive the payment of the respective Unit Face Value or of the remaining balance of the Unit Face Value, as the case may be, majored by the respective Remuneration, calculated pro rata temporis ever since the respective Date of the First Subscription and Pay-Off or the date of the respective last Remuneration Payment Date, as the case may be, until the date of the Discretionary Early Redemption, and moratorium interests and fine, if applicable.

(v)            Mandatory Early Redemption: in case of non-liquidation of the OPA in a hundred and fifty (150) days counted as from the Date of the First Subscription and Pay-Off, Sendas shall, mandatorily, early redeem the totality of the Debentures, in maximum a hundred and eighty (180) days counted as from the Date of First Subscription and Pay-Off, without the payment of any premium to the Debentures’ holder, pursuant to the terms and conditions to be established in the Issuance Deed (“Mandatory Early Redemption”);

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(w)           Extraordinary Discretionary Amortization: Sendas can, at any time from the Date of Issuance and pursuant to the terms and conditions to be established in the Issuance Deed, at its own discretion and regardless of the Debentures’ holders’ will, call for the discretionary amortization of the Unit Face Value or of the remaining balance of the Unit Face Value, as the case may be, of any Series’ Debentures by paying the corresponding Unit Face Value or remaining balance of the Unit Face Value, as the case may be, of the respective Series, majored by the respective Remuneration, calculated pro rata temporis ever since the Date of the First Subscription and Pay-Off or of the date of the last Remuneration Payment Date, as the case may be, until the date of the discretionary early amortization, plus moratorium interests and fine, if applicable (“Discretionary Amortization”);

(x)            Offer for Early Redemption: Sendas can, at its own discretion, at any time as from the Issuance Date, call an offer for the early redemption of the totality of the Debentures (“Offer for Early Redemption”). The Offer for Early Redemption shall be communicated to all the Debentures’ holders, with copy to the Fiduciary Agent. The Offer for Early Redemption shall be addressed to all the Debentures’ holders, without discrimination, with the same conditions applicable to all Debentures’ holders to accept the early redemption of the Debentures they hold, pursuant to the terms and conditions to be established in the Issuance Deed;

(y)            Extraordinary Mandatory Amortization: in case of (a) no need of the totality of the Issuance resources for the liquidation of the OPA; (b) total or partial disposition of the equity interest directly or indirectly possessed by the Company on Éxito and/or Cnova N.V., a company duly incorporated according to the laws of Holland, with head quarter located at Strawinskylaan 3051, 1077 ZX, Amsterdam, Holland; (c) accrue, by Sendas,  of interests paid by Éxito (“Resources for Mandatory Amortization”), Sendas and the Company, in the position of guarantor, shall be bound on a solidary basis to send a written notification to the Fiduciary Agent, to B3 and to the Debentures’ holders, within ten (10) working days counted as from the date of receipt of the Resources for Mandatory Amortization, pursuant to the terms to be established in the Issuance Deed, as the case may be, or by means of a public communication to be addressed to the Debentures’ holders, to be widely divulgated according to the terms and conditions of the Issuance Deed (“Communication of Mandatory Amortization”) informing (i) that the Debentures shall be extraordinarily amortized in a mandatory basis, within thirty (30) days counted as from the date of remittance of the Communication of Mandatory Amortization and (ii) the Series and the volume of each Series to be amortized, according to its own discretion, limited to ninety eight percent (98%) of the remaining balance of the Unit Face Value of the Debentures. The totality of the Resources for Mandatory Amortization shall be used for the payment of the extraordinary mandatory amortization of the Debentures (“Extraordinary Mandatory Amortization”).

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(z)            Discretionary Acquisition: Sendas can, at any time, acquire, either wholly or partially, the Debentures, pursuant to article 55, 3rd paragraph, commas I and II, of Law 6.404/76, conditioning the acceptance of the respective Debenture holder selling its Debentures to (a) equal or inferior Unit Face Value or remaining balance of the Unit Face Value, as the case may be and if applicable, majored by the respective Remuneration and, if applicable, due moratorium interests and fine. Such fact shall be informed in the administration report and financial statements (and/or trimestral financial information) consolidated and audited (or subject to special revision, as the case may be) of Sendas; or (b) superior Unit Face Value or remaining balance of the Unit Face Value, as the case may by and if applicable, to the extent that the CVM rules are duly observed, majored by the respective Remuneration and, if applicable, due moratorium interests and fine. The Debentures acquired by Sendas can, at Sendas discretion, be cancelled, maintained on treasury or be re-offered to the market. The Debentures acquired by Sendas for maintained on treasury, if and when re-offered to the market, will accrue the same Remuneration applicable to the other Debentures;

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(aa)         Rearrangement: the Debentures shall not be subject to programmed rearrangement;

(bb)         Late Payment Charges: in the event any amount due to the holders of the Debentures are not paid punctually by Sendas, overdue debts accrued and not paid by Sendas will be, from the date of default until the date of effective payment and regardless of any court or out-of-court notice, notification, or subpoena and in addition to their corresponding Remuneration, subject to: (i) an irreducible and non-compensatory late-payment fine of two per cent (2%); and (ii) late-payment interests at the rate of one percent (1%) per month, both applicable over the sums in arrears, except if such unpunctuality is due to a third party’s operational problem and that such problem is solved in maximum one (1) working day;

(cc)          Payment Place: the payments due to the Debentures holders shall be done by Sendas through B3, in consonance with B3’s procedures, in case the Debentures are electronically held on custody by B3; or, in case the Debentures are not electronically held on custody by B3, the Debentures shall be paid by Sendas, through the Liquidating Bank; and

(dd)         Postponement of periods: the payment periods of any obligation set forth in the Issuance Deed shall be automatically postponed until the immediate subsequent day if its liquidation date falls on a date in which banks are not open in the city of São Paulo, state of São Paulo, without any accretion to the values to be paid, except for the cases in which the payment must be done by B3, hypothesis in which there shall only be applicable the postponement if the due date falls on a national holiday, Saturday or Sunday.

(ii)                To approve the provision of the Surety by the Company in order to guarantee the sharp, punctual and complete fulfillment of all pecuniary obligations, either principal or accessories, present or future, related to the Debentures, including, but not limited to the single nominal value of the Debentures, its remuneration and other ordinary or late charges, penalties, costs, expenses, legal costs and other legal and contractual charges established in the Issuance Deed, fines, tributes, indemnifications, fees due to the fiduciary agent, and proven expenses incurred by the fiduciary agent or by the holders of the Debentures as a result of processes, procedures and/or other judicial or extrajudicial measures necessary to safeguard its rights and prerogatives connected to the Issuance Deed (“Guaranteed Obligations”). The Surety will bind the Company, in a solidary basis with Sendas, as principal payer of all Guaranteed Obligations. The Company renounces to each and all benefit of discussion, as well as any exoneration rights or faculties, of any kind whatsoever, including the ones set forth on articles 333, single paragraph, 364, 366, 368, 827, 834, 837, 838 and 839 of the Civil Code and articles 130, comma I, and 794 of Law 13.105, of March 16, 2015, as amended. The Surety shall be granted in an irrevocable and irreversible basis and shall remain in force until the Debentures are fully settled; and

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(iii)              To authorize the Directors and other legal representatives of the Company to perform all necessary acts in order to make all the resolutions taken herein enforceable, including, but not limited to, to discuss, negotiate and define the terms and conditions of the Issuance and the Surety, as well as to perform all necessary acts and sign all necessary documents to make the Issuance enforceable, including, but not limited to, the minutes of the Extraordinary General Assembly of Sendas, the Issuance Deed and the distribution agreement of the Restricted Offering, as well as any future amendments to such documents. All acts already performed by the Directors and other legal representatives of the Company in consonance with the resolutions set forth herein are hereby ratified.

6          CLOSURE: as there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read, agreed to, approved and undersigned by all attending persons.  Sao Paulo (SP, Brazil), August 9, 2019. Chairman – Arnaud Daniel Charles Walter Joachim Strasser; Secretary – Aline Pacheco Pelucio. Members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser; Jean-Charles Henri Naouri, represented by his proxy Mr. Arnaud Daniel Charles Walter Joachim Strasser; Ronaldo Iabrudi dos Santos Pereira; Carlos Mario Giraldo Moreno; Eleazar de Carvalho Filho; José Gabriel Loaiza Herrera; Luiz Augusto de Castro Neves; Luiz Nelson Guedes de Carvalho; Manfred Heinrich Gartz.

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I hereby certify that this is a true copy of the minutes drawn up in the Registry Book of Meeting Minutes of the Company's Board of Directors, pursuant to article 130, paragraph 3, of Law 6.404/76, as amended.

______________________________ Aline Pacheco Pelucio

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 9, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.